STOCK PURCHASE AGREEMENT

By and Among

JEFFREY K. DANIEL, CRAIG L. DANIEL AND EDWARD DANIEL

as the Purchasers

and

OMNI U.S.A., Inc., a Nevada corporation

as the Seller

Dated as of December ___, 2005

		Page

ARTICLE I	DEFINITIONS	2
1.1	Certain Defined Terms	2
1.2	Other Defined Terms	5
1.3	Other Interpretive Provisions	6

ARTICLE II	SALE AND PURCHASE OF SHARES	6
2.1	Transfer of Shares	6
2.2	Transfer Taxes	7

ARTICLE III	CLOSING	7
3.1	Time and Place	7
3.2	Transactions at the Closing	7
(a)	Purchasers shall deliver the Promissory Note to the to Seller;	7
(b)	Seller shall deliver to Purchasers duly executed stock powers effecting the transfer of the Shares to Purchasers, in form reasonably acceptable to Purchasers;	7
(c)	Seller shall deliver to Purchasers the certificate referred to in Section 8.2(c), and Purchasers shall deliver to Seller the certificate referred to in Section 8.3(c); and	7
(d)	Seller shall deliver to Purchasers any and all other assignments, documents, instruments and conveyances requested by Purchasers to effect the consummation of the transactions contemplated by this Agreement and to evidence Purchasers’ interest in and title to the Shares.	7

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF SELLER	8
4.1	Due Organization and Good Standing	8
4.2	Authority to Execute and Perform Agreements	8
4.3	No Broker	8

ARTICLE V	NO REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES	8
5.1	No Representations and Warranties as to Acquired Companies	8
5.2	Access to Books and Records	9
5.3	Independent Examination and Assumption of Risk	9
5.4	Release	9
5.5	Purchasers acknowledge that the Shares were pledged to and are in the physical custody of Textron Financial Corporation as consideration for the Loan and Security Agreement dated as of August 2, 2004.	10

5.6	Survival	10

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ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF PURCHASERS	10
6.1	Investment Representation	10
6.2	No Purchaser Knowledge of Misrepresentation	11
6.3	No Broker	11

ARTICLE VII	COVENANTS AND AGREEMENTS OF THE PARTIES EFFECTIVE PRIOR TO CLOSING	11
7.1	Cooperation; Consents	11
7.2	Preservation of Business	12
7.3	Release of Guarantees, etc	12

ARTICLE VIII	CONDITIONS PRECEDENT TO CLOSING	12
8.1	Conditions Precedent to the Obligation of All Parties to Close	13
(a)	No Action or Proceeding	13
(b)	Merger	13
(c)	Closing Transactions	13
8.2	Conditions Precedent to the Obligation of Purchasers to Close	13
(a)	Representations and Warranties	13
(b)	Covenants	13
(c)	Certificate	13
(d)	Intellectual Property	13
8.3	Conditions Precedent to the Obligation of Seller to Close	13
(a)	Representations and Warranties	14
(b)	Covenants	14
(c)	Certificate	14
(d)	Releases. The obligees of all Sellers shall have released Seller from all such Obligations pursuant to documents acceptable to Seller.	14

ARTICLE IX	COVENANTS AND AGREEMENTS OF THE PARTIES AFTER CLOSING	14
9.1	Maintenance of Records by Purchasers	14

ARTICLE X	INDEMNIFICATION	15
10.1	Indemnification by Purchasers	15
10.2	Notice to Indemnifying Party	15
10.3	Third Party Claims.	16
(a)	Defense by Indemnifying Party	16
(b)	Defense by Indemnified Party	17
(c)	Dispute as to Indemnification Responsibility	17
(d)	Unauthorized Settlement	18
(e)	Computation of Losses	18

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ARTICLE XI	TERMINATION; REMEDIES	19
11.1	Termination Without Default	19
(a)	Mutual Consent	19
(b)	Merger	19
11.2	Attorneys’ Fees	19

ARTICLE XII	EXPENSES; PUBLICITY	19
12.1	Expenses of Sale	19
12.2	Publicity	19

ARTICLE XIII	NOTICES	20
13.1	Notices	20

ARTICLE XIV	MISCELLANEOUS	21
14.1	Further Assurances	21
14.2	Modifications and Amendments; Waivers and Consents	21
14.3	Entire Agreement	21
14.4	Governing Law and Venue	22
14.5	Binding Effect	22
14.6	Counterparts	22
14.7	Severability	22
14.8	No Third-Party Rights	23
14.9	Construction	23

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THIS STOCK PURCHASE AGREEMENT, dated as of December ___, 2005, is made and entered into by and among Jeffrey K. Daniel, Craig L. Daniel and Edward Daniel (collectively, the “Purchasers”) and Omni U.S.A., Inc., a Nevada corporation (“Seller”), with reference to the following:

A. As of the execution of this Agreement Seller owns all of the issued and outstanding shares of the capital stock, (the “Shares”) of Omni U.S.A., Inc., a Washington corporation (“Omni-Washington”), and Butler Products Corporation (“Butler”); (“Butler and Omni-Washington to be referred to as the “Acquired Companies”); and

B. Purchasers wish to purchase the Shares from Seller, and Seller wishes to sell the Shares to Purchasers, upon the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. When used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, (i) a Person directly or indirectly controlling, controlled by or under common control with such Person or (ii) an officer, director, general partner or manager, or a member of the immediate family of an officer, director, general partner or manager, of such Person. For these purposes, control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Agreement” shall mean this Stock Purchase Agreement, including all exhibits and schedules, as the same may hereafter be amended, modified or supplemented from time to time in accordance with the provisions of Section 14.2.

“Applicable Law” shall mean, with respect to any Person, any domestic or foreign, Federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, general partners, managers, employees, consultants or agents (in connection with such officer’s, director’s, general partner’s, manager’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates). Applicable Law shall not include decisions of an Authority that are subject to appeal and are reasonably expected to be appealed.

“Authority” shall mean any governmental, regulatory or administrative body, agency or authority, any court or tribunal of judicial authority, any arbitrator or any public, private or industry regulatory authority, whether international, national, Federal, state or local.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in the County of Los Angeles, California are authorized or required by Applicable Law to close.

“Closing” shall mean the consummation of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date upon which the Closing occurs.

“Contracts” of a Person shall mean all contracts, agreements, notes, indentures, bonds, options, leases, subleases, easements, mortgages, warranties, guaranties, plans, collective bargaining agreements, licenses, commitments or binding arrangements of any nature whatsoever, express or implied, written or unwritten, and all amendments thereto, entered into or binding upon that Person or to which any property of that Person may be subject, together with all rights to make claims thereunder and receive recoveries thereunder.

“Effective Time” shall mean 11:59 p.m. Los Angeles time on the Closing Date.

“Licenses and Permits” of a Person shall mean all licenses and permits issued to that Person or in which that Person has any interest (including the right to use).

“Lien” shall mean any lien, encumbrance, pledge, mortgage, security interest, lease, charge, conditional sales contract, option, restriction, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment or storage contract, easement or any other adverse claim or right whatsoever.

“Losses” shall mean all damages, awards, judgments, assessments, fines, penalties, charges, costs, expenses and other payments, however suffered or characterized, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all reasonable attorneys’, accountants’, investment bankers’ and expert witness’ fees incurred in connection therewith, whether or not such claim, lawsuit or arbitration is ultimately defeated and, subject to ARTICLE X, all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration; provided, however, that “Losses” shall not include or take account of any concepts of multiplier valuation, including, without limitation, any multiplier based upon earnings, cash flow or book value, and that “Losses” shall not include any punitive or consequential damages.

“Merger” shall mean the merger between Omni Merger Sub, Inc., a Michigan corporation, Seller and Brendan Technologies, Inc., a Michigan corporation.

“Order” shall mean any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Person” shall mean any entity, corporation, company, association, joint venture, joint stock company, partnership, trust, organization, individual (including personal representatives, executors and heirs of a deceased individual), nation, state, government (including agencies, branches, departments, bureaus, boards, divisions and instrumentalities thereof), trustee, receiver or liquidator.

“Purchaser Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed and delivered by Purchasers in connection with this Agreement.

“Seller Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed and delivered by Seller in connection with this Agreement.

“Tax” shall mean any and all taxes, fees, levies, duties, tariffs and imposts (together with any and all interest penalties and additions to tax assessed with respect thereto) imposed by any Authority.

“Tax Benefit” shall mean the aggregate of (a) any increased deductions or losses allowable to the indemnified party for federal income tax purposes in the same year or in a subsequent taxable period or reduction in income or gains for federal income tax purposes in the same year or in a subsequent taxable period, multiplied by the aggregate tax-effected marginal tax rate for the indemnified party, and (b) the amount of any increase in any Tax credit allowable to the indemnified party in the same year or in a subsequent taxable period or reduction in any recapture of Tax credits allowable to the indemnified party in the same year or in a subsequent taxable period, in each case determined under the Applicable Laws in effect on the date of payment and discounted to present value from the due date of the Tax Return (without extension) for the period in which such items are allowable to the date of payment of the indemnification amount at the prime rate of interest in effect on the date of payment as quoted in The Wall Street Journal.

“Transfer Taxes” shall mean all Taxes (other than Taxes measured on or by net income) incurred or imposed upon Seller, Purchaser, the Company or any subsidiary thereof by reason of the transfer of the Shares to Purchasers pursuant to this Agreement, including sales and use taxes, real property transfer taxes, excise taxes, and stamp, documentary, filing, recording, permit, license, registration or authorization duties or fees (including penalties and interest in respect of any of the foregoing).

1.2 Other Defined Terms. In addition to those terms defined above, the following terms shall have the respective meanings given to them in the Sections indicated below:

Term	Section
Indemnified Party	10.3
Indemnifying Party	10.3
Purchase Price	Section 2.2
Purchasers	Preamble
Shares	Preamble
Seller Indemnified Parties	Section 10.2
Seller	Preamble
Third Party Claim	10.4

1.3 Other Interpretive Provisions. References in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules,” shall be to the Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specifically provided; any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender depending on the reference; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and except as otherwise specified in this Agreement, all references in this Agreement (i) to any Person shall be deemed to include such Person’s permitted heirs, personal representatives, successors and permitted assigns; and (ii) to any agreement, any document or any other written instrument shall be a reference to such agreement, document or instrument together with all exhibits, schedules, attachments and appendices thereto, and in each case as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (iii) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

ARTICLE II

SALE AND PURCHASE OF SHARES

2.1 Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer and assign the Shares to each Purchaser in the guaranties set forth on Schedule 1 hereto) , and Purchasers shall purchase, acquire and accept the Shares from Seller.

2.2 Purchase Price and Payment Thereof. The aggregate amount (the “Purchase Price”) to be paid to Seller for the Shares shall be Six Hundred Seventy-Two Thousand Dollars ($672,000.00). At the Closing, Purchasers shall pay the entire Purchase Price to Seller by delivery of a Promissory Note, in the form set forth as Exhibit A hereto.

2.2 Transfer Taxes. Purchasers shall be solely responsible for the payment of any and all Transfer Taxes incident to the sale and transfer of the Shares contemplated herein.

ARTICLE III

CLOSING

3.1 Time and Place. The Closing, which shall be effective as of the Effective Time, shall take place at the offices of Troy & Gould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, at 10:00 a.m. local time on the date of the closing of the Merger, or at such other place and time as Purchasers and Seller shall mutually agree in writing.

3.2 Transactions at the Closing. At the Closing, the following shall occur, all of which shall be deemed to occur simultaneously:

(a) Purchasers shall deliver the Promissory Note to the to Seller;

(b) Seller shall deliver to Purchasers duly executed stock powers effecting the transfer of the Shares to Purchasers, in form reasonably acceptable to Purchasers;

(c) Seller shall deliver to Purchasers the certificate referred to in Section 8.2(c), and Purchasers shall deliver to Seller the certificate referred to in Section 8.3(c); and

(d) Seller shall deliver to Purchasers any and all other assignments, documents, instruments and conveyances requested by Purchasers to effect the consummation of the transactions contemplated by this Agreement and to evidence Purchasers’ interest in and title to the Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants the following to Purchasers.

4.1 Due Organization and Good Standing. Seller is a corporation duly incorporated, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization.

4.2 Authority to Execute and Perform Agreements. Seller has the requisite right, power and authority to enter into, execute and deliver this Agreement and all other Seller Documents and to transfer, convey and sell the Shares to Purchasers at the Closing.

4.3 No Broker. No financial advisor, broker, finder, agent or similar intermediary has acted for or on behalf of Seller in connection with this Agreement or the transactions contemplated herein, and no financial advisor, broker, finder, agent or similar intermediary is entitled to any broker’s or finder’s or similar fee or other commission in respect of such transactions based on any agreement, arrangement or understanding with Seller or the Company.

ARTICLE V

NO REPRESENTATIONS AND WARRANTIES
REGARDING THE ACQUIRED COMPANIES

5.1 No Representations and Warranties as to Acquired Companies. Seller is conveying the Shares to Purchasers in an “As Is” transaction, and Seller is not making any representation, warranty or assurance whatsoever to Purchasers with respect to the Acquired Companies or their assets, liabilities, Contracts, operations, businesses or prospects. Further, to the fullest extent permitted by Applicable Law, Seller disclaims as to the Acquired Companies’ assets any implied or express warranty of merchantability, any implied or express warranty of fitness for any particular purpose, any implied or express warranty with respect to physical condition and any other warranty of any nature which may be implied by applicable statutory or judicial authority.

5.2 Access to Books and Records. Purchasers acknowledge that it has conducted any and all inspections, investigations, interviews of management, financial and operating personnel, audits and analyses with respect to the Acquired Companies and their assets, liabilities, Contracts, operations and businesses which it has elected to make or obtain.

5.3 Independent Examination and Assumption of Risk. Purchasers further acknowledge that they are familiar with the assets, liabilities, operations, Contracts and business of the Acquired Companies as a result of their former ownership interest and executive positions with Seller and that in electing to purchase the Shares hereunder, Purchasers are relying exclusively upon its own independent investigations and examinations of all matters relating to the Acquired Companies and not upon (a) any statement of Seller, the Acquired Companies or any of their respective officers, directors, managers, employees, agents, accountants, financial advisors or attorneys not contained herein or (b) the genuineness, accuracy or completeness of any of the books and records of the Acquired Companies. Finally, Purchasers acknowledge that the nature of the circumstances surrounding the recent acquisition of the controlling interest in Seller has been such that Seller would not necessarily be aware of whether there exists any fact or circumstance which would not be discoverable by Purchasers in their investigations but which, if known to Purchasers, would materially affect Purchasers’ decision to purchase the Shares; that it is a material inducement to Seller’s entering into the transaction contemplated herein that it not be required to undertake the effort and expense of the additional investigations, examinations and due diligence which would be required to enable it to be aware of any such matters; and that, therefore, neither Seller, the Acquired Companies nor any other Person has made, nor are Purchasers relying upon, any representation or warranty whatsoever concerning the Acquired Companies or their respective assets, liabilities, Contracts, operations, businesses or prospects, other than the limited representations and warranties set forth in ARTICLE IV.

5.4 Release. Purchasers for themselves and on behalf of all of their Affiliates, hereby generally, fully and irrevocably releases Seller, its agents, employees, Affiliates, independent contractors and other representatives from any and all claims that Purchasers or any such Affiliate may now have or hereafter acquire against any of them in respect of any cost, loss, liability, damage, expense, action or cause of action, whether foreseen or unforeseen, known or unknown, arising out of or related to any patent, latent or other defects in or the physical or environmental condition of the Owned Real Property or the property leased by the Acquired Companies under any real property leases. With respect to the releases and waivers set forth in this Section 5.4, Purchasers expressly waive the benefits of Section 1542 of the California Civil Code, which provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Purchasers have been advised by its legal counsel and understands the significance of this waiver of Section 1542 relating to unknown, unsuspected and concealed claims. By its initials below, Purchaser acknowledges that it fully understands, appreciates, and accepts all of the terms of this Section 5.4.

________________ Purchaser Initials	_______________ Purchaser Initials	________________ Purchaser Initials

5.5 Purchasers acknowledge that the Shares were pledged to and are in the physical custody of Textron Financial Corporation as consideration for the Loan and Security Agreement dated as of August 2, 2004.

5.6 Survival. The provisions of this Article V shall survive the Closing indefinitely.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser represents and warrants to Seller that:

6.1 Investment Representation. Purchaser will acquire the Shares solely for its own account for investment and not with a view toward any resale or distribution thereof. Each Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1993, except pursuant to an exemption from such registration available under such Act, and without compliance with foreign securities laws, in each case, to the extent applicable. Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares.

6.2 No Purchaser Knowledge of Misrepresentation. No facts or circumstances are believed by Purchasers to exist which, if within Seller’s knowledge, would constitute a breach of any representation, warranty or covenant of Seller set forth in this Agreement or any Seller Document.

6.3 No Broker. No broker, finder, agent or similar intermediary has acted for or on behalf of Purchasers in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s, or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Purchasers or any action taken by Purchasers.

ARTICLE VII

COVENANTS AND AGREEMENTS OF THE PARTIES
EFFECTIVE PRIOR TO CLOSING

7.1 Cooperation; Consents. Prior to the Closing Date, each party shall cooperate with the other to the end that the parties shall (a) in a timely manner make all necessary filings with, and conduct negotiations with, all Authorities and other Persons the consent or approval of which, or a License or Permit from which, is required for the consummation of the transactions contemplated herein and (b) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations. The parties shall also use their respective best efforts to expedite the review process and to obtain all such necessary consents, approvals, licenses and permits as promptly as practicable. All such notices and requests for third party (i.e., non-Authority) approvals shall seek the complete release of Seller and its post-closing Affiliates from any and all liability to the third party. Purchasers shall assume and bear the risk and consequences of (including, but not limited to, any claims by any third party for breach of contract), and shall indemnify and hold harmless Seller and its post-Closing Affiliates from and against, any and all Losses incurred, suffered by or claimed against them directly or indirectly as a result of, based upon or arising from any failure to obtain any required approvals of third parties in connection with the transactions contemplated by this Agreement, and in no event shall the failure to obtain any such approvals excuse Purchasers from their obligations to effect the Closing. Purchasers shall bear all costs and expenses (including fees paid to Authorities) incurred to obtain such consents, approvals, licenses and permits.

7.2 Preservation of Business. From the date hereof through the Closing Date, Seller shall cause the Company to conduct its business only in the ordinary course and consistent with its prior practices.

7.3 Release of Guarantees, etc. Before and, if necessary, after the Closing, Purchasers shall cooperate with Seller in seeking to have Seller and their Affiliates released from all guarantees, indemnities and other liabilities that Seller or any such Affiliate has given or incurred in respect of the indebtedness or obligations of Omni-Washington and Butler (the “Parent Obligations”). In this regard Purchasers shall use commercially reasonable efforts to substitute, as of the Closing Date, Purchasers or any of its Affiliates (or such other Person as may be acceptable to the obligee thereunder) for Seller or its Affiliates as a party to each such guaranty, indemnity or other arrangement and to cause Seller and their Affiliates to be forever released from all liability in respect thereof. From and after the Closing, Purchasers shall be responsible for, and shall indemnify Seller and all other Seller Indemnified Parties from and against, all Losses incurred by Seller and such other Seller Indemnified Parties or their insurers under any such guaranty, indemnity or other arrangement.

ARTICLE VIII

CONDITIONS PRECEDENT TO CLOSING

8.1 Conditions Precedent to the Obligation of All Parties to Close. The obligations of Seller and Purchasers to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of all of the conditions set forth below:

(a) No Action or Proceeding. No preliminary or permanent injunction or other Order nor any Applicable Law shall be in effect enjoining or otherwise materially impairing the consummation of the transactions contemplated by this Agreement.

(b) Merger. The Merger shall have closed.

(c) Closing Transactions. All of the transactions required under Section 3.2 shall have occurred.

8.2 Conditions Precedent to the Obligation of Purchasers to Close. The obligation of Purchasers to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or before the Closing Date, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement and in any Seller Document that are qualified by materiality shall be true and correct as of the Closing Date, and the representations and warranties of Seller contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the Closing Date, in each case as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except for changes permitted or contemplated by this Agreement.

(b) Covenants. The covenants and agreements contained in this Agreement to be complied with by Seller at or before the Closing shall have been complied with in all material respects.

(c) Certificate. Seller shall have delivered to Purchasers a certificate to the effect of Sections 8.2(a) and (b) signed by Seller and addressed to Purchases and their lenders.

(d) Intellectual Property. All intellectual property owned by Seller prior to the Effective Time shall have been transferred to Omni-Washington or Butler pursuant to documents reasonably acceptable to Purchasers.

8.3 Conditions Precedent to the Obligation of Seller to Close. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or before the Closing Date, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement and any Purchaser Document that are qualified by material adverse effect shall be true and correct as of the Closing Date, and the representations and warranties of Purchasers contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the Closing Date, in each case as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except for changes permitted or contemplated by this Agreement.

(b) Covenants. The covenants and agreements contained in this Agreement to be complied with by Purchasers at or before the Closing shall have been complied with in all material respects.

(c) Certificate. Purchasers shall have delivered to Seller a certificate to the effect of Sections 8.3(a) and (b) signed by Purchasers and addressed to Seller.

(d) Releases. The obligees of all Sellers shall have released Seller from all such Obligations pursuant to documents acceptable to Seller.

ARTICLE IX

COVENANTS AND AGREEMENTS OF THE PARTIES AFTER CLOSING

9.1 Maintenance of Records by Purchasers. In order to facilitate the resolution of any claims relating to the Company or its business made against or incurred by Seller or any of its Affiliates prior to the Closing or arising out of facts or circumstances in existence prior to the Closing, for a period of seven (7) years after the Closing, Purchasers shall (i) retain, or cause the Company to retain, the books and records of the Company relating to periods prior to the Closing in a manner reasonably consistent with their past practices and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of Seller and its Affiliates and successors-in-interest reasonable access to all such books and records during normal business hours (including the right, at their expense, to make photocopies thereof).

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Purchasers. Each Purchaser shall indemnify defend and hold harmless Seller, each of Seller’s Affiliates, assigns and successors in interest, and each of their respective stockholders, members, partners, directors, officers, managers, employees, agents, attorneys and representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Losses which may be incurred or suffered by any such party and which may arise out of or result from (a) any breach of any representation, warranty, covenant or agreement of Purchasers contained in this Agreement or in any other Purchaser Document, (b) the operations of Butler and Omni-Washington before and after the Closing Date. (c) any claim that the transaction contemplates herein were improper or invalid, and (d) the enforcement by any Seller Indemnified Party of any of its rights under this Section 10.1 or any other indemnification covenant contained in this Agreement or any other Purchaser Document.

10.2 Notice to Indemnifying Party. Any party (the “Indemnified Party”) seeking indemnification pursuant to this Agreement shall promptly give the party from whom such indemnification is sought (the “Indemnifying Party”) written notice of the matter with respect to which indemnification is being sought, which notice shall specify in reasonable detail, if known, the amount or an estimate of the amount of the liability arising therefrom and the basis of the claim or indemnification obligation. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder, but the failure of the Indemnified Party to give such prompt notice shall not adversely affect the Indemnified Party’s right to indemnification hereunder unless, in the case of a claim made by a third party, the defense of that claim is materially prejudiced by such failure.

10.3 Third Party Claims.

(a) Defense by Indemnifying Party. In connection with any indemnification claim arising out of a claim or legal proceeding (a “Third Party Claim”) by a Person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such Third Party Claim (a) if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such Third Party Claim (subject to any limitations on such liability contained in this Agreement). If the Indemnifying Party assumes the defense of any such Third Party Claim, it may use counsel of its choice to prosecute such defense, subject to the approval of such counsel by the Indemnified Party, which approval shall not be unreasonably withheld or delayed. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such Third Party Claim, with its counsel and at its own expense. If the Indemnifying Party assumes the defense of any such Third Party Claim, the Indemnifying Party shall take all steps necessary to pursue the resolution thereof in a prompt and diligent manner, and the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or its control relating thereto as are reasonably required by the Indemnifying Party, without cost to the Indemnifying Party. The Indemnifying Party shall be entitled to consent to a settlement of, or the stipulation of any judgment arising from, any such Third Party Claim, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required from the Indemnified Party if (a) the Indemnifying Party pays or causes to be paid all Losses arising out of such settlement or judgment concurrently with the effectiveness thereof (as well as all other Losses theretofore incurred by the Indemnified Party which then remain unpaid or unreimbursed), (b) in the case of a settlement, the settlement is conditioned upon a complete release by the claimant of the Indemnified Party and (c) such settlement or judgment does not require the encumbrance of any asset of the Indemnified Party or impose any restriction upon its conduct of business. Notwithstanding the foregoing, however, Seller, if it is the Indemnified Party, shall in all cases be entitled to control of the defense of any such action if it (a) may result in liabilities which, taken with other then existing claims by the Seller Indemnified Parties under this ARTICLE X, would not be fully indemnified hereunder, or (b) may have an adverse impact on the operations or the financial condition of Seller or any of its Affiliates (including an effect on the tax liabilities, earnings or ongoing business relationships of Seller or any of its Affiliates thereafter) even if the Indemnifying Party pays all indemnification amounts in full.

(b) Defense by Indemnified Party. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party with respect to such Third Party Claim but declines to assume and control the defense thereof or fails to give notice of its intention to do so to the Indemnified Party within 30 days after its receipt of notice of such Third Party Claim from the Indemnified Party, the Indemnified Party shall assume and control the defense of such Third Party Claim; the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under its control relating thereto as are reasonably required by the Indemnified Party; and the Indemnifying Party shall be permitted to join in the defense of such Third Party Claim and employ counsel at its expense. No such Third Party Claim may be settled by the Indemnified Party without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld.

(c) Dispute as to Indemnification Responsibility. If the Indemnifying Party does not acknowledge in writing its obligation to indemnify the Indemnified Party with respect to such Third Party Claim, the Indemnified Party may assume and control the defense thereof and the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnified Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under its control relating thereto as are reasonably required by the Indemnified Party. The Indemnifying Party shall be permitted to join in the defense of such Third Party Claim and employ counsel at its expense. No such Third Party Claim may be settled by either party without the prior written consent of the other party, which shall not be unreasonably withheld. In the event that it is ultimately determined that the Indemnified Party is not entitled to indemnity hereunder with respect to such Third Party Claim, the Indemnifying Party shall have no liability to the Indemnified Party with respect to any Losses relating thereto. In the event that it is ultimately determined that the Indemnified Party is entitled to indemnity hereunder with respect to such Third Party Claim, the Indemnifying Party shall be liable to the Indemnified Party for all Losses sustained by the Indemnified Party relating thereto; provided, however, that in the event that a settlement offer solely for money damages is made by the Third Party Claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer in the event that it is ultimately determined that the Indemnified Party is entitled to indemnity hereunder with respect to such Third Party Claim, and the Indemnified Party declines to accept such offer, the liability, if any, of the Indemnifying Party hereunder shall be limited to the lesser of (i) the amount of the settlement offer that the Indemnified Party declined to accept or (ii) the aggregate Losses of the Indemnified Party with respect to such claim.

(d) Unauthorized Settlement. If the Indemnified Party settles any Third Party Claim without the consent of the Indemnifying Party in contravention of any of the provisions of this Section 10.4, the Indemnified Party shall not be entitled to indemnity hereunder with respect to such Third Party Claim.

(e) Computation of Losses. For purposes of calculating any Losses suffered by an Indemnified Party pursuant to Sections 10.1 or 10.2, or under any other specific indemnification covenant contained in this Agreement, the amount of the Losses suffered by the Indemnified Party shall be the net amount of costs, expenses, losses or damages so suffered after giving effect to (i) any insurance proceeds recoverable with respect to the indemnified matter, (ii) any Tax Benefits attributable to such Losses and (iii) any other expenditures no longer required to be made by the Indemnified Party as a result of such indemnified matter. Each Loss shall bear interest at a fluctuating rate of interest equal to the prime rate (as published in the Wall Street Journal) from the date incurred to the date the indemnification payment with respect thereto is made.

ARTICLE XI

TERMINATION; REMEDIES

11.1 Termination Without Default. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated by this Agreement may be terminated only as follows (and in no other manner):

(a) Mutual Consent. By the mutual consent in writing of the parties.

(b) Merger. The Merger does not close.

11.2 Attorneys’ Fees. If Seller or Purchasers bring an action against the other by reason of any alleged breach of any covenant, provision or condition hereof, or otherwise arising out of this Agreement, the unsuccessful party shall pay to the prevailing party all reasonable attorneys’ fees and costs incurred by the prevailing party, in addition to any other relief to which it may be entitled.

ARTICLE XII

EXPENSES; PUBLICITY

12.1 Expenses of Sale. Purchasers shall bear all direct expenses incurred in connection with the negotiation and preparation of this Agreement and the other Seller Documents or Purchaser Documents, as the case may be.

12.2 Publicity. Up to the Effective Time, no publicity release or announcement concerning this Agreement or the transactions contemplated herein shall be issued without advance written approval of the form and substance thereof by Purchasers and Seller (which approval shall not be unreasonably withheld or delayed); provided, however, that such restrictions shall not apply to any disclosure required by Authorities, Applicable Law or the rules of any securities exchange which may be applicable. For a period of ten (10) days after the Closing Date, the parties shall consult with each other before issuing any press release or public statement with respect to this Agreement or the transactions contemplated hereby, and, except as may be required by Applicable Law or the rules of any securities exchange which may be applicable, will not issue any such press release or public statement prior to such consultation.

ARTICLE XIII

NOTICES

13.1 Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered by courier or other means of personal service (including by means of a nationally recognized courier service or professional messenger service), or sent by telex or telecopy or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases addressed to:

Purchasers:	c/o Asia Capital, Inc 7502 Mesa Road Houston, Texas 77020 Attn: Jeffrey Daniel Fax: 713-635-6360

With a copy to:	Michael Zahorik, Esq. 520 S. Snowmass Circle Superior CO 80027 Fax: (720) 304-2623

Seller:	John Dunn Research Center Plaza 1236 Rutherford Road, Suite 107 Carlsbad, CA 92008

With a copy to:	David L. Ficksman Troy & Gould PC 1801 Century Park East, 16th Floor Los Angeles, CA 90067 Fax: (310) 789-1490

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgement or other evidence of actual receipt or delivery to the address specified above. In case of service by telecopy, a copy of such notice shall be personally delivered or sent by registered or certified mail, in the manner set forth above, within three (3) Business Days thereafter. Any party hereto may from time to time by notice in writing served as set forth above designate a different address or a different or additional Person to which all such notices or communications thereafter are to be given.

ARTICLE XIV

MISCELLANEOUS

14.1 Further Assurances. Each of the parties shall use its reasonable and diligent best efforts to proceed promptly with the transactions contemplated hereby, to fulfill the conditions precedent for such party’s benefit or to cause the same to be fulfilled and to execute such further documents and other papers and perform such further acts as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

14.2 Modifications and Amendments; Waivers and Consents. At any time prior to the Closing Date or termination of this Agreement, all of the parties hereto may, in writing, amend or modify this Agreement, extend the time for the performance of any of the obligations or other acts hereunder, waive any inaccuracies in the representations and warranties contained herein or in any other agreement or document delivered in connection herewith, or waive compliance with any of the covenants or agreements contained herein; provided, however, that no such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits a waiver or consent by or on behalf of any party hereto, such waiver or consent shall be given in writing.

14.3 Entire Agreement. This Agreement (including any exhibits hereto, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule) and the agreements, documents and instruments to be executed and delivered pursuant hereto or thereto or in connection herewith or therewith are intended to embody the final, complete and exclusive agreement among the parties with respect to the purchase of the Shares and related transactions; are intended to supersede all prior agreements, understandings and representations written or oral, with respect thereto; and may not be contradicted by evidence of any such prior or contemporaneous agreement, understanding or representation, whether written or oral.

14.4 Governing Law and Venue. This Agreement is to be governed by and construed in accordance with the Applicable Laws of the State of California pertaining to contracts made and to be performed wholly within such State, and without regard to the conflicts of laws principles thereof. Any suit brought hereon, whether in contract, tort, equity or otherwise, shall be brought in the state or federal courts sitting in the County of Los Angeles, California, the parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each party hereby agrees that any such court shall have in personam jurisdiction over it, consents to service of process in any manner prescribed in ARTICLE XII or in any other manner authorized by California law, and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by Applicable Law.

14.5 Binding Effect. This Agreement and the rights, covenants, conditions and obligations of the respective parties hereto and any instrument or agreement executed pursuant hereto shall be binding upon the parties and their respective successors, assigns and legal representatives. Neither this Agreement, nor any rights or obligations of any party hereunder, may be assigned by Seller or Purchasers without the prior written consent of the other party hereto.

14.6 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original of the party or parties who executed such counterpart but all of which together shall constitute one and the same instrument. In making proof of this Agreement it shall not be necessary to produce or account for more than one counterpart evidencing execution by each party hereto.

14.7 Severability. In the event that any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

14.8 No Third-Party Rights. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it, each Indemnified Party, and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party to this Agreement, nor shall any provision give any third Persons any right of subrogation over or action against any party to this Agreement.

14.9 Construction. The language in all parts of this Agreement shall in all cases be construed simply, according to its fair meaning, and not strictly for or against any of the parties hereto. Without limitation, there shall be no presumption against any party on the ground that such party was responsible for drafting this Agreement or any part thereof, and any rule of law, including, but not limited to, Section 1654 of the California Civil Code, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

SELLER:

OMNI U.S.A., INC.
a Nevada Corporation

By:
Name: John R. Dunn, II
Title: Chairman

PURCHASERS:

Jeffrey K. Daniel

Edward Daniel

Craig L. Daniel